May 13, 2011

Via EDGAR

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Response to Comment Letter dated May 4, 2011
The Dow Chemical Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Definitive Proxy Statement on Schedule 14A Filed March 25, 2011
Form 8-K Filed April 28, 2011
File No. 001-03433

Dear Mr. Cash:

The Dow Chemical Company acknowledges receipt of the Staff’s letter dated May 4, 2011, concerning its Annual Report on Form 10-K for the year ended December 31, 2010, Definitive Proxy Statement on Schedule 14A Filed March 25, 2011, and Form 8-K Filed April 28, 2011 (File No. 001-03433). We are responding to the Staff’s comments in this letter.

Following is a list of defined terms that are used throughout this letter, a restatement of the comments by the Staff, and Dow’s response with respect to each comment:

Defined Terms

“Dow” or the “Company” means The Dow Chemical Company and its consolidated subsidiaries, except where otherwise required by the context.

“2010 10-K” means the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

"Future Filings" means applicable SEC filings, based on the context in which the phrase is used, made by the Company after the Staff indicates in writing or otherwise that the responses to this comment letter are acceptable and that the Staff has concluded its review of the Company’s 2010 10-K, Definitive Proxy Statement, and Form 8-K furnished on April 28, 2011.

“Proxy” means the Company’s Definitive Proxy Statement on Schedule 14A filed on March 25, 2011.

Mr. John Cash
The Dow Chemical Company
May 13, 2011

Comments and Responses

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 3

Patents, Licenses and Trademarks, page 12

1.	In future filings, please disclose the duration of all patents, trademarks and licenses held.

RESPONSE
In Future Filings, we will disclose information regarding the duration of patents, trademarks and licenses held, as appropriate.

2.
We note disclosure that your business is not materially dependent upon any single patent, license or trademark.  In future filings, please disclose whether any group of patents, licenses or trademarks is material to your business.

RESPONSE
In Future Filings, we will disclose whether any group of patents, licenses or trademarks is material to the Company’s business.

Definitive Proxy Statement on Schedule 14A Filed on March 25, 2011

Compensation Discussion and Analysis, page 20

Elements of Compensation:  Performance Award – Detailed Information, page 23

3.
We note disclosure that the actual award payouts of the performance awards, for named executive officers, may be 175% of base salary which may be adjusted up or down by 25%. With a view towards future disclosure, please tell us how you calculated the actual payouts disclosed in the Summary Compensation Table for each of your named executive officers, including whether discretion was applied. In future filings, please consider an illustrative example.

RESPONSE
On page 23 of the Proxy, we detailed how the performance award is calculated.  In Future Filings, we will provide language to more clearly reflect that the payouts are subject to discretionary adjustment based on the factors discussed later in the Compensation Discussion and Analysis.  Set forth below, as an illustration only, is revised language for page 23 reflecting this approach to describe how payouts are calculated.

Mr. John Cash
The Dow Chemical Company
May 13, 2011

“Actual award payouts are determined each February following completion of the plan year by measuring performance against each award component (earned base award).  For the 2010 program, the earned base award (before considering individual performance) was 175% of the target award opportunity for corporate employees.  As allowed by the performance award plan, the Committee may use discretion to adjust each NEO’s award up or down by 25%. The Committee used discretion to adjust each NEO’s award by up to 10% based upon the Committee’s assessment of each NEO’s accomplishments described below under ‘SECTION THREE – 2010 NEOs’ ACHIEVEMENTS AND PAY ACTIONS.’ ”

2010-2012 Performance Share Program – Additional Information, page 24

4.
We note disclosure of the targeted performance share payouts for each named executive officer after a review of your actual TSR and ROC compared to the peer group. In future filings, please disclose the historical actual TSR and ROC used to determine the payouts to each named executive officer. Please show us what your disclosure would look like.

RESPONSE

We acknowledge the request for future disclosure of our actual relative TSR and ROC performance.  At the completion of our three-year Performance Share programs, we will include the payout for each measure based upon the results.  Following is an illustration of what our disclosure will look like:

Measure Used/ Weighting	Rationale for Measure	Target Goal	Payout Based on Results vs. Goal
ROC (50%)	Reflects operating strength, effectiveness in utilizing capital and profitability	8.5%	XX%
Relative TSR (50%)	Reflects Dow’s TSR versus a peer group of companies’ TSR	51st percentile	XX%

2010 Compensation Actions, page 29

5.
We note disclosure that there was no material difference between the actual base salaries and the survey group median survey values except for Mr. Weidman. In future filings, if the actual base salary of a named executive officer is outside of the range of the benchmark, please disclose where such officer’s base salary fell in relation to the benchmarked parameters and to the extent actual compensation was outside the targeted percentile range, please explain why. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

 Mr. John Cash
The Dow Chemical Company
May 13, 2011

RESPONSE
On page 29 of the Proxy, we noted that Mr. Weideman was a newly appointed CFO in 2010, but we did not specify that his base salary was below the median target range of our peer group.

Our revised disclosure, as an illustration only, would read as follows: “Mr. Weideman’s base salary was below the targeted 50th percentile/median target range since he was newly appointed as Executive Vice President and Chief Financial Officer in 2010.”

Form 8-K Filed April 28, 2011

6.	In regard to the non-GAAP disclosures you present, please revise all future filings to address the following:
•
We note you present non-GAAP measures titled “earnings per share”, “EBITDA”, and “EBITDA margin” and provide a footnote that indicates these measures exclude certain items. It appears to us that your titles of these non-GAAP measures are potentially confusing and that your current footnote designation is not transparent. Please appropriately title each non-GAAP measure you present so that the title clearly and adequately conveys what the measure actually represents;

RESPONSE
The Current Report on Form 8-K furnished on April 28, 2011 that you have referenced was furnished to the SEC on April 28, 2011. It is our understanding that the prohibition regarding the use of titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures [i.e., Item 10(e)(1)(ii)(E) of Regulation S-K], does not apply to Current Reports on Form 8-K furnished to the SEC under Item 2.02.

However, in Future Filings – in this case, future Current Reports on Form 8-K that are furnished to the SEC under Item 2.02 – the Company will appropriately title each non-GAAP financial measure presented so that the title clearly and adequately conveys what the measure represents.

•	For each non-GAAP measure you present, please disclose the most directly comparable GAAP measure with equal or greater prominence; and

RESPONSE
For each non-GAAP measure presented in Future Filings – in this case, future Current Reports on Form 8-K that are furnished to the SEC under Item 2.02 –the Company will disclose the most directly comparable GAAP measure with equal or greater prominence.

Mr. John Cash
The Dow Chemical Company
May 13, 2011

•
We note you provide a table of the items you exclude from the non-GAAP measure you present. Please appropriately include a reconciliation of each non-GAAP measure you present to the most directly comparable GAAP measure.

Please refer to Item 10(e) of Regulation S-K.

RESPONSE
In Future Filings – in this case, future Current Reports on Form 8-K that are furnished to the SEC under Item 2.02 – the Company will include a reconciliation of each non-GAAP measure presented to the most directly comparable GAAP measure.

In connection with our responses to the Staff’s comments, we acknowledge that:
-	Dow is responsible for the adequacy and accuracy of the disclosure in its filings;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and
-	Dow may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responses satisfactorily address the Staff’s comments. If you have questions, please feel free to contact me by telephone at (989) 636-5018 or by facsimile at (989) 638-9723.

Best regards,

/S/ RONALD C. EDMONDS
Ronald C. Edmonds
Vice President and Controller

cc:           Dale Welcome, Division of Corporation Finance
Anne McConnell, Division of Corporation Finance
Sherry Haywood, U.S. Securities and Exchange Commission
Andrew Schoeffler, U.S. Securities and Exchange Commission